Exhibit 12(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDCESSOR)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor
			Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
	2009	2008			2006	2005
EARNINGS:
Net loss before income taxes and equity in earnings of unconsolidated subsidiary	$(275)	$(260)	$(68)	$—	$—	$—
Add: Distributed income of equity investees	216	330	—	326	340	—
Fixed charges (see detail below)	279	262	68	—	—	—

Total earnings	$220	$332	$—	$326	$340	$—

FIXED CHARGES:
Interest expense	$279	$262	$68	$—	$—	$—
Rentals representative of the interest factor	—	—	—	—	—	—

Total fixed charges	$279	$262	$68	$—	$—	$—

RATIO OF EARNINGS TO FIXED CHARGES (a)	0.79	1.27	—	—	—	—

(a)	Fixed charges exceeded earnings by $59 million and $68 million for the year ended December 31, 2009 and the period from October 11, 2007 through December 31, 2007, respectively.

	Successor
	Six Months Ended June 30,
	2010	2009
EARNINGS:
Net loss before income taxes and equity in earnings of unconsolidated subsidiary	$(146)	$(137)
Add: Distributed income of equity investees	87	58
Fixed charges (see detail below)	150	137

Total earnings	$91	$58

FIXED CHARGES:
Interest expense	$150	$137
Rentals representative of the interest factor	—	—

Total fixed charges	$150	$137

RATIO OF EARNINGS TO FIXED CHARGES (a)	0.61	0.42

(a)	Fixed charges exceeded earnings by $59 million and $79 million for the six months ended June 30, 2010 and 2009, respectively.